UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1 )1

GlobalOptions Group, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37946D209
(CUSIP Number)

ROBERT H. FRIEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON JAMES LEE WITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,351 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 858,351 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 858,351 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes 802,318 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05, of which Mr. Witt is trustee.

CUSIP NO. 37946D209

1	NAME OF REPORTING PERSON JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 802,318 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 802,318 (1)
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 802,318 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON OO

(1) The 802,318 shares of GlobalOptions Group, Inc. held by James L. Witt Revocable Trust U/A/D 12/28/05 may be deemed controlled by Mr. Witt, the trustee of the trust.

CUSIP NO. 37946D209

               The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on November 21, 2007.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.                                Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Pursuant to the Asset Purchase Agreement, as part of the consideration for the Asset Sale, the Issuer was obligated to issue 300,000 Shares to WSFM.  Per WSFM’s instructions, in lieu of issuing 300,000 Shares to WSFM, on January 30, 2008, the Issuer issued an aggregate of 300,000 Shares to certain designees of WSFM, including 182,250 Shares to JLW Trust.

Item 5.                                Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 9,960,269 Shares outstanding, as of January 30, 2008, based on information provided by the Issuer.

As of the close of business on January 30, 2008, Mr. Witt beneficially owned 858,351 Shares, including 802,318 Shares owned by JLW Trust, constituting approximately 8.6% of the Shares outstanding.

As of the close of business on January 30, 2008, JLW Trust owned 802,318 Shares, constituting approximately 8.1% of the Shares outstanding.  As trustee of JLW Trust, with sole voting and dispository power over the Shares owned by JLW Trust, Mr. Witt may be deemed to beneficially own the Shares owned by JLW Trust.

Item 5(b) is hereby amended and restated to read as follows:

(b)           Mr. Witt has sole power to vote and dispose of 858,351 Shares, including 802,318 Shares owned by JLW Trust.  As trustee of JLW Trust, Mr. Witt has sole voting and dispository power over the Shares owned by JLW Trust.

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in the Securities by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market, except as otherwise noted on Schedule A.

CUSIP NO. 37946D209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2008

/s/ James Lee Witt
JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

By:	/s/ James Lee Witt
Name: James Lee Witt
Title: Trustee

CUSIP NO. 37946D209

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days:

Shares Purchased	Price Per Share ($)	Date of Purchase

JAMES LEE WITT

JAMES L. WITT REVOCABLE TRUST U/A/D 12/28/05

182,250 (1)	$0 (1)	1/30/08 (1)

(1)	As part of the consideration for the Asset Sale, per WSFM’s instructions, on January 30, 2008 the Issuer issued 182,250 Shares to JLW Trust.